Rio Tinto plc AGM – Address by the chairman

London, 15 April 2014

Jan du Plessis, chairman

** Check against delivery **

Good morning ladies and gentlemen.

It is my great pleasure to welcome you to Rio Tinto's 2014 annual general meeting.

Thank you for joining us today.

This is my fifth AGM as chairman of Rio Tinto and I am pleased to see a number of familiar faces in the auditorium.

I know there are also some shareholders joining us today via webcast, so I also want to welcome them to today’s proceedings.

I hope you enjoyed the opening film that just played. It not only reflects our progress as a company but also:

  Our contribution in the 40 countries and communities in which we operate

  Our passion for innovation that is changing the face of the industry

  And our commitment to create greater value, for you, our shareholders At Rio Tinto we take the safety and welfare of all of our employees very seriously.

We focus on safety in everything we do, not just at our operations around the world and with this in mind let us start with a short safety briefing.

(QE II CENTRE SAFETY ANNOUNCEMENT)

Thank you for your attention to that announcement.

All your directors are present at today's meeting, either in person or via video link. May I extend a warm welcome to our Australian non-executive directors, Mike Fitzpatrick and Richard Goodmanson, who - as has been our custom in recent years - are joining us today by video from Melbourne.

As Chairman, I remain committed to ensuring we have the right mix of skills and international experience on your board and it is my great pleasure to welcome our two new directors, Anne Lauvergeon and Simon Thompson.

Anne and Simon bring impressive track records to the board as executives working across multiple industries, in particular including mining.

In addition, both have extensive experience as non-executive directors of a number of leading international businesses.

Anne is a mining engineer by education and a French citizen with over 30 years' experience across a number of fields.

She started her career in the steel industry, where she held a variety of senior roles at leading industrial companies, before becoming chief executive of AREVA Group, the French nuclear power company.

Simon is a geologist by education and brings a wealth of international finance and mining experience. He held investment banking positions before he joined the Anglo American group in 1995, where he held a number of senior roles, including that of executive director.

I would also like to take this opportunity to thank Vivienne Cox for her significant contribution on the Rio Tinto board over the past nine years, and wish her well as she retires at the conclusion of this meeting.

Before we discuss any of the resolutions on today’s formal agenda, I would like to say a few words about the year that has passed and about the future of your company.

At last year’s meeting Sam Walsh, our chief executive, and I both said that 2013 would be a year in which we focus the organisation on delivering greater value for our shareholders.

To achieve this, the board tasked Sam, together with our chief financial officer, Chris Lynch, and our 66,000 employees around the world, to deliver three key objectives:

  First, to improve the operating and financial performance of the business.

  Second, to strengthen the balance sheet through enhanced capital allocation processes and reduce net debt.

  Third, to deliver results by completing our major approved capital projects and achieving significant cash proceeds from divesting non-core businesses.

I am pleased to report that substantial progress was made during 2013 on meeting all three of these objectives and your company is now able to move forward with even greater confidence.

In 2013, we achieved underlying earnings of US$10.2 billion and, importantly, improved cash flows from operations by 22 per cent when compared to the prior year.

Our net earnings of US$3.7 billion reflect non-cash exchange losses and impairments. The impairments relate to a previous non-cash accounting uplift on first consolidation of Oyu Tolgoi, a significant cost overrun at the Kitimat project, and the curtailment of the Gove alumina refinery.

Sam and his team exceeded our stretching cost reduction targets, achieving operating cash cost improvements of US$2.3 billion in 2013, as well as exploration and evaluation savings of US$1 billion.

These significant cost reductions were delivered while setting production records in our bauxite, thermal coal and iron ore operations. Sam will talk more about our strong operational performance in just a few moments.

Your board is committed to striking the right balance between disciplined investment, strengthening our balance sheet and returning cash to shareholders.

During 2013 greater discipline and accountability was delivered throughout the business, particularly in the allocation and management of capital.

This is reflected in our capital expenditure of US$12.9 billion in 2013, a reduction of 26 per cent on the previous year. Importantly, we were able to lower capital expenditure and deliver five successful growth projects which are now in production.

As a board we are determined to grow value for you by only investing in the very best projects.

The breakthrough plan to optimise the growth of our world-class iron ore business in Western Australia is an excellent example of our commitment to focus on allocating capital to opportunities that generate the best returns for shareholders.

The pathway that has been identified, combining brownfield expansions and unleashing low-cost productivity gains, means mine production capacity will rapidly increase towards 360 million tonnes a year at an estimated capital cost of approximately US$3 billion below previous projections.

We have also strengthened our balance sheet. In 2013, we announced or completed divestments of US$3.5 billion, including a binding agreement for the sale of the Clermont thermal coal mine which we expect to complete in the first half of this year.

I’m pleased to say that the US$2.5 billion in proceeds from these divestments, together with our improved cash generation, resulted in our net debt falling to US$18.1 billion at year end. In February of this year, Standard & Poor’s removed the negative outlook which they had previously attached to our rating, meaning that we now have a stable single A credit rating across all major agencies.

Our focus for 2014 will be to continue to pay down debt and further strengthen the balance sheet and I expect net debt to fall further during the course of the year.

The discipline of returning cash to investors is an important part of our strategy and I’m delighted that the board was able to raise the 2013 full year dividend by 15 per cent.

This increased dividend represents an important milestone on the road to delivering shareholder value.

So, all-in-all your company exited 2013, as a leaner, stronger and more resilient business.

Let me now move on to talk about some of the other areas of focus for the board last year.

The board’s role is to challenge and support the executive team as they deliver the company’s strategy, while maintaining the highest standards of corporate governance.

As your chairman, I believe it is important that all of your directors from time-to-time see the company’s operations with their own eyes. This enables us to see first-hand how the strategy is delivered, and provides us with a deeper insight into the many challenges and opportunities faced by the business.

With this in mind, the board last year visited both our KUC copper operations at Salt Lake City, as well as our iron ore operations in Western Australia.

In the Pilbara, the on-the-ground view of our operations: 2.5 kilometre long trains; 330 tonne dump trucks; and the new 1.5 kilometre Cape Lambert wharf rising some 20 metres above the ocean, is incredibly impressive. It is not only a world away from our office in London, but the perspective yet again provided a firm reminder of the world-class nature of our operations and our people.

Good governance is essential to the long-term success of the Group and your board continues to provide oversight of a robust corporate governance framework.

Given the current interest and evolving best practice in executive remuneration we continue to review and adapt our approach.

Our aim is to strike an appropriate balance between executive attraction, motivation and retention and the Group’s overall performance.

As a dual listed company, Rio Tinto must align with practices in the UK as well as requirements in Australia and, indeed the United States as a result of our SEC registration.

With this in mind, we have four resolutions pertaining to remuneration before the meeting today and I have invited our remuneration committee chairman, John Varley, to speak briefly on this later in proceedings.

Let me share with you a few thoughts on the future of the Group.

Over the past five years we have experienced market volatility unlike anything we have ever seen before. It can be hard to navigate a business through this volatility, but a clear and consistent strategy helps steady the course.

During 2013 we recommitted to the strategy that has worked so well for us over many years: to invest in and operate, long-life, low-cost, expandable operations in the most attractive industry sectors.

We believe executing this strategy well, will allow us to take advantage of the opportunities ahead and to deal with the challenges of a volatile environment.

Financial markets continued to be volatile in 2013 and while the outlook is now brighter in some parts of the world, we believe that volatility looks set to remain in the short to medium term as a number of structural deficiencies remain unresolved.

Tensions remain in Europe, and the pace of reform and structural re-adjustments is slow.

The combination of low interest rates, low growth and low inflation leaves that continent with considerable challenges.

And in the United States the unwinding of quantitative easing represents uncharted territory.

While the fundamental drivers of the Chinese economy remain intact, we can expect some variability in the near term as authorities endeavour to steer the economy along a more sustainable and steady path of growth. There is no question, however that the Chinese leadership remains committed to pursuing economic reform which offers potential benefits for the global economy in the long term, even if there is some variability along the way.

This backdrop of continued market uncertainty makes it even more important that we execute our strategy well, locking in the changes and improvements we have made, and making them sustainable over the long term.

As a company with very long-term investment horizons, we recognise that in order to continue to create sustainable shareholder value we must be an open, innovative, transparent and trusted business.

Our ability to operate globally is supported by this commitment. It allows us to access high-quality resources, to effectively manage risks and opportunities, to engage with communities, and to attract talented employees.

Last month, we published our annual Taxes Paid Report, which outlined the Group's 2013 total global tax contribution of US$7.5 billion.

We also paid a further US$1.9 billion of taxes on behalf of our employees.

This report demonstrates the significant contribution Rio Tinto makes to public finances in the countries where we operate around the globe. Tax transparency also assists in the fight against corruption and enhances the scope for communities and citizens to hold their governments to account.

So, let me finish by making a few comments on the longer term outlook for your business.

I am very confident in the future prospects of Rio Tinto.

Let me illustrate with just one example. Today, there are about 500 million people in Asia’s middle class - by 2030 there will be some three billion, a six-fold increase in just 15 years.

The metals and minerals we produce will be fundamental to driving the development of this surging middle class by helping to build their homes, provide their transport links, empower their communications and create new jobs.

I believe your company is well positioned to benefit from this future demand.

In closing, I feel privileged to be the chairman of this wonderful business.

We have made some significant improvements over the last year and we have emerged a stronger and more resilient company.

Through our improved earnings and reduced costs, we are financially stronger.

Through our actions, we are reducing risk and increasing discipline.

Our strategy and priorities are clear.

I see great opportunities ahead for your company as we build a long-term future for your business. On behalf of the board, I would like to thank you, our shareholders, for your continued support.

And that, ladies and gentlemen, concludes my opening remarks and I now have the pleasure of handing you over to our chief executive, Sam Walsh.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Bruce Tobin
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Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
Mark Shannon	Christopher Maitland
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David Ovington	Rachel Storrs
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Grant Donald	Galina Rogova
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Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

Rio Tinto plc AGM – Address by the chief executive

London, 15 April 2014

Sam Walsh, chief executive

** Check against delivery **

Thank you, Jan.

Good morning ladies and gentlemen.

Let me start, by taking the opportunity to thank you for coming here today, and for your support of Rio Tinto. As your chief executive, it is my pleasure to share with you, our progress over the last year, and our exciting prospects for the years to come.

This time last year, I set out our plan to transform Rio Tinto into a company once again driven by creating greater value for our shareholders. During 2013, I met, and listened, to hundreds of shareholders, customers, employees and suppliers around the world.

Resoundingly, they wanted to see more of the Rio Tinto of old. The Rio Tinto that was known for delivering value, for making excellent investment decisions, for the strength of its operational performance, and for the quality of its people.

Upon reflection, I have termed our journey over the past year, as ‘taking Rio Tinto back to the future’. Let me explain what I mean.

Rio Tinto is a company with a rich heritage - we have been in operation longer than General Electric, BP, Shell and Unilever. We have managed our business, through wars, depressions, the emergence of globalisation, you name it. This experience, built up over 140 years, means that we know what we’re doing.

And while we have certainly made some mistakes, and most importantly learnt from them, we have a reservoir of proven performance and knowledge that we can tap into. And this is what we have been doing over the past year - drawing on our depth of expertise to improve performance, to strengthen the balance sheet and to deliver results.

We have achieved this by re-igniting a passion for business ownership, among our 66,000 employees around the world. I have been truly inspired by the way our people have risen to the challenge. You see, 2013 was a year of great change, but our employees know how to deliver the goods. I believe we have the best people in the industry. And I’d like to take this opportunity, to thank all of our employees, who in many cases are also shareholders, for their commitment and for their support.

But we aren’t looking back, at the expense of moving forward. Rather, we are absolutely and determinedly focused on creating a strong future. As our owners, I know you expect the team and me to deliver the commitments we have made to you in the short term, whilst investing in the longer term health of the business.

So, that’s what I mean by ‘taking Rio Tinto back to the future’. Back to making the most of our core strengths which we have developed over 140 years to create a future everyone wants to be part of:

•       our customers,

•       our employees,

•       our suppliers,

•       our partners,

•       and you, our shareholders.

So firstly, let me start with safety. Safety is about heads and hearts. It is not about numbers and spreadsheets. We need to have the right safety systems, processes and controls in place, but this is about caring for those who work alongside us, our colleagues, our friends, and in some cases our family.

I care deeply that in 2013 three people were killed at our managed operations, and I care deeply that the lives of their families, friends and loved ones, have changed forever. We need to be very focused on safety, because the majority of our employees, work in an industry that has many hazards.

Let me share a personal story with you. In the past few months, I have visited the winners of our annual chief executive safety awards. There is some truly remarkable work done on safety around the Group. It was very important for me to visit the operations to see what has been achieved, and to congratulate our people on work well done.

It was at our Kestrel underground coal mine, in central Queensland, in Australia, that something really struck me. We were getting kitted up in our safety gear, ready to go underground, when the site general manager, John Coughlan, ended his safety briefing to us by saying, “take care down there - we're about to go into a hostile environment”.

That really brought it home to me. Our business is all about working in hostile environments, and our team mates must recognise and respect the potential dangers, even with all of the safeguards that we've got in place.

So, while I am happy to see injury rates coming down, I will never be satisfied, until everyone goes home from work safely every day. We should not have fatalities or major injuries in our business in the 21st Century.

In simple terms, creating shareholder value is an outcome of doing a lot of things well. And importantly, having the right strategy and executing it consistently. My executive team and I have focused our efforts in 2013, on creating a tightly-run, highly disciplined, and accountable business.

And our financial results indicate that we are moving in the right direction.

In 2013, as Jan mentioned, we substantially improved our earnings and cash performance. We also removed US$2.3 billion of costs and delivered a further US$1 billion of exploration and evaluation savings. And we reduced our capital expenditure by 26 per cent compared to 2012.

These solid results were supported by our very strong operating performance. Across our Group, total production grew by nine per cent in 2013, on a copper equivalent basis.

Let me share some operational highlights with you.

Last year, we set new production records in bauxite, thermal coal and iron ore. Despite adverse weather, the Iron Ore group achieved record production. At the same time, the team successfully progressed the largest integrated mining project in Australian history. We produced 266 million tonnes of iron ore globally last year. Rio Tinto’s share was 209 million tonnes, a five per cent increase on 2012. While it may seem easy to deliver productivity gains while expanding, believe me it's not, and I would like to congratulate the Iron Ore team on this outstanding achievement.

During the year the Group ran 1500 individual initiatives that focused on driving productivity gains and reducing cost.

In our Iron Ore business, we are using technology to help us improve productivity. Our autonomous trucks have:

•       significantly enhanced truck cycle times,

•       extended tyre life,

•       reduced fuel usage,

•       and lowered maintenance costs.

We have implemented this in our fleet of 53 autonomous trucks which, over the past five years, has moved more than 150 million tonnes of material at four separate mine sites. To put this in perspective, this would amount to filling Wembley Stadium approximately 80 times. So, these types of incremental improvements, have a direct impact on the bottom line, and help us power our operational performance. And our Iron Ore business is not the only one delivering results in our productivity push.

In Energy, the team at our Hail Creek coal mine in Australia, adopted a ‘why can’t we?’ attitude, which saw them create a new revenue stream from its coking coal. The Queensland mine developed a way of re-processing the by-product from coking coal so that the material can now be supplied to the market at low cost as thermal coal.

In our Copper business, the productivity efforts at our Kennecott mine in Utah, following the pit wall slide in April last year, are truly impressive. To put this in some perspective, after the slide, rock and dirt covered 98 per cent of the bottom of the pit.

The Board and Executive Committee visited our Kennecott team last year to witness first-hand their productivity efforts. Using business improvement principles, such as Lean Six Sigma, the team has identified ways to increase efficiencies and improve processes. The mine is now moving an average of 620,000 tonnes of material each day - an eight per cent improvement on pre-slide rates. Throughout the mining, smelting and refining operation, teams have improved efficiencies that are expected to result in significant cost savings. For example, the smelter team achieved a ten-year record, with more than 139,000 tonnes of processed concentrate, in just one month.

There are many more examples like this that I could share with you. And while these initiatives may not sound considerable in isolation, together they all make a substantial difference.

I truly believe that our focus on operational excellence and our ability to implement sets us apart from our competitors. Increasing productivity helps us to reduce costs, to work more efficiently and to improve performance, which in turn provides us with options to invest in the long-term future of our business. And we have a great, long-term future. In keeping with our strategy, during 2013 we completed five major projects that have already started to deliver results.

Let me touch on each of these briefly:

The first phase of our Pilbara iron ore expansion in Western Australia was completed ahead of schedule and US$400 million under budget.

We had our first shipment of Copper concentrate from the Oyu Tolgoi mine in Mongolia in July. By the end of last year, the concentrator was operating at full capacity.

The extension and expansion of our Kestrel coal mine in Queensland was completed in October, and is expected to add twenty years to the mine life.

The move from the open pit to the underground at Argyle diamonds in Western Australia will extend the mine life until at least 2020.

In September, the first hot metal was produced from the AP60 plant in Quebec, the most advanced aluminium smelter in the world.

Of course, we can always make improvements in everything that we do, including project delivery. Following the overrun on the modernisation of our Kitimat smelter, we have appointed new leadership on the project. The team is currently validating the extent of the overrun.

However, the five capital projects we have delivered will support our continued growth in the years to come.

As Jan has mentioned, our breakthrough iron ore expansion to 360 million tonnes a year is an exciting opportunity, to grow our industry-leading, iron ore operation in the Pilbara. It will save more than US$3 billion of capital compared with previous plans.

And we have significant options for growth in our Copper business. We remain keen to proceed with the underground development of the Oyu Tolgoi mine in Mongolia. All Oyu Tolgoi shareholders continue to discuss the best pathway forward for progressing the second phase of construction. Our La Granja project in northern Peru, and our Resolution project in Arizona, both have the potential to be Tier One assets.

We also have strong growth options across the portfolio, such as the South of Embley bauxite project in Queensland. All of these projects are available to be considered for investment when the time is right.

In closing, we have taken the necessary steps during 2013 to deliver value and improve the performance of your business. We are stronger, leaner, and more determined. We are continuing the push to reduce costs, to improve productivity and to deliver approved projects. But rest assured, we remain absolutely focused on ensuring that the changes we have made are sustainable. And we have a number of very exciting options to continue delivering shareholder value in the future.

For us, success is an outcome of delivering on our commitments, while continuing to invest in the long-term health of the business. When we get this right, employees will benefit from job security and better rewards. Customers will benefit from continued, regular and stable supply, tailored to meet their needs.

Communities will benefit, because we contribute to local economies, projects and jobs; and we purchase locally as much as we can. And obviously, shareholders will reap the rewards, because they can count on Rio Tinto to deliver greater value. And you can count on me.

Thank you very much.

I would now like to hand back to Jan.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Bruce Tobin
T +44 20 7781 1152	T +61 3 9283 3612
M +44 7920 503 600	M +61 419 103 454
David Outhwaite	Matthew Klar
T +44 20 7781 1623	T +61 7 3625 4244
M +44 7787 597 493	M +61 457 525 578
Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
Mark Shannon	Christopher Maitland
T +44 20 7781 1178	T +61 3 9283 3063
M +44 7917 576597	M +61 459 800 131
David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Grant Donald	Galina Rogova
T +44 20 7781 1262	T +852 2839 9208
M +44 7920 587 805	M +852 6978 3011

Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404